SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

INTERVISUAL BOOKS, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

460918105
(CUSIP Number)

Waldo H. Hunt
Intervisual Books, Inc.
2716 Ocean Park Blvd., Suite 2020
Santa Monica, California 90405
(310) 396-8708

(Name, address and telephone number of person
authorized to receive notices and communications)

January 8, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460918 10 5	Schedule 13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Mr. and Mrs. Waldo H. Hunt and Patricia E. Hunt, individually and as trustees of the Hunt Family Trust.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a [ ]
b [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,052,917

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 3,052,917

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,052,917

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.4%, based on 6,031,490 shares of common stock outstanding as calculated based on the number of shares reported by the Issuer as issued and outstanding as of January 11, 2002, and treating as outstanding 150,000 shares issuable to Mr. Hunt upon the exercise of options which are exercisable on January 11, 2002 or within 60 days thereafter.

14.	TYPE OF PERSON REPORTING IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 460918 10 5	Schedule 13D	Page 4 of 6 Pages

     This Amendment No. 2 amends the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on February 16, 1999, by Mr. and Mrs. Waldo H. Hunt and Patricia E. Hunt, individually and as trustees of The Hunt Family Trust (collectively, the “Reporting Persons”), as previously amended by Amendment No. 1 filed with the Commission on May 21, 1999 (the Original Schedule 13D as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby deleted and replaced with the following information:

Pursuant to the Series A Preferred Stock Purchase Agreement, dated January 8, 2002 (the “Purchase Agreement”), by and between the Issuer and Intervisual Partners, LLC, a Delaware limited liability company (the “Purchaser”), the Issuer agreed to sell to the Purchaser, pursuant to two closings, up to an aggregate of 1,825,397 shares of the Issuer’s convertible Series A Preferred Stock (the “Shares”) for an aggregate purchase price of $2,100,000 (the “Purchase Price”). Each Share is convertible into two shares of common stock of the Issuer, at a conversion price of $0.63 per share.

The first closing (the “First Closing”) was held on January 8, 2002. At the First Closing, the Issuer issued to the Purchaser 396,825 Shares at a price per share of $1.26, and the Purchaser delivered to the Company $2,100,000, $1,600,000 of which was delivered to an escrow agent (the “Escrow Agent”) in accordance with the terms of the Purchase Agreement, pending the Second Closing. The second closing (the “Second Closing”) is expected to be held as soon as practicable following January 27, 2002 and, in any event, on or before January 31, 2002. At the Second Closing, the Issuer expects to issue to the Purchaser 1,269,841 Shares, and the Purchaser shall cause the Escrow Agent to release the $1,600,000 of the Purchase Price to the Issuer.

In connection with the Purchase Agreement, the Amended and Restated Voting Agreement, dated as of May 19, 1999, by and among Mr. Hunt, Trustee of The Hunt Family Trust UTA May 30, 1980 (the “Hunt Trust”), Steven D. Ades, and Steven D. Ades and Laurie Levit, Trustees of The Steven Ades and Laurie Levit Revocable Family Trust UTA April 18, 1991 (the “Ades Trust”), was terminated, and a Stockholders Agreement (the “Stockholders Agreement”), by and among the Issuer, Mr. Hunt and the Hunt Trust (collectively, the “Hunt Entities”), Mr. Ades and the Ades Trust (collectively, the “Ades Entities”), and the Purchaser was executed to fulfill a condition to completing the purchase of Shares by the Purchaser.

Pursuant to the Stockholders Agreement, as long as the Purchaser retains ownership of 45% of the Shares or the equivalent number of the Issuer’s common stock into which such Shares may be converted, the Purchaser has the right to nominate a majority of the members of the Issuer’s Board of Directors (the “Board”). Based upon the anticipated size of the Board at the time of the Second Closing, the Purchaser shall have the right to nominate four of the seven members of the Board. In addition, as long as Mr. Hunt and his affiliates retain ownership of 45% of the securities of the Issuer which they own as of the date of the First Closing, Mr. Hunt or his successors or assignees shall have the right to nominate the remaining members of the Board.

In the Stockholders Agreement, (A) the Hunt Entities and the Ades Entities agreed to (i) take such action as may be necessary to cause the Board to nominate and recommend to the Issuer’s shareholders, as the proposed members of the Board, at any annual meeting of shareholders called for the purpose of voting on the election of

CUSIP No. 460918 10 5	Schedule 13D	Page 5 of 6 Pages

directors, all of the persons nominated to the Board by the Purchaser, and (ii) vote their respective shares in favor of such nominees; and (B) the Purchaser and the Ades Entities agreed to (i) take such action as may be necessary to cause the Board to nominate and recommend to the Issuer’s shareholders, as the proposed members of the Board, at any annual meeting of shareholders called for the purpose of voting on the election of directors, all of the persons nominated to the Board by Mr. Hunt or his successors or assignees, and (ii) vote their respective shares in favor of such nominees.

Pursuant to the transactions contemplated by the Purchase Agreement, effective upon the First Closing, the authorized size of the Board was reduced to five members, and Wong Weng Foo, Nathan N. Sheinman, Neil G. Berkman, Mr. Ades and Gordon Hearne each resigned from the Board. Also, at the First Closing, Mark Shapiro and Louis Perlman were each appointed to the Board, with Mr. Perlman being appointed as Chairman of the Board. Therefore, immediately after the First Closing, the Board consisted of Mr. Hunt, Leonard W. Jaffe, Mark Shapiro, Louis Perlman and one vacancy.

In connection with the Second Closing, the Issuer’s bylaws are to be amended to increase the authorized size of the Board to seven members. The Purchaser has notified the Issuer that the four nominees who Purchaser requests to be board members at the Second Closing are: Louis Perlman, Mark Shapiro, Douglas Ellenoff and William Bruce Johnson. Mr. Hunt has notified the Issuer that the two nominees Mr. Hunt requests to be board members at the Second Closing are Dr. Allen Furst and Lawrence Nusbaum. As a result, at the Second Closing, the Board shall consist of Messrs. Hunt, Shapiro, Perlman, Furst, Nusbaum, Ellenoff and Johnson. Mr. Jaffe, currently a director, has agreed to resign from the Board effective as of the Second Closing.

In addition, pursuant to the Stockholders Agreement, during the twelve month period following the date thereof and other than the sale of the entire Issuer to a bona fide third party purchaser, (A) the Purchaser agreed not to sell or otherwise transfer more than 10% of its securities of the Issuer, with the exception of sales to the Issuer, and (B) the Hunt Entities and the Ades Entities agreed not to sell or otherwise transfer more than 10% of their respective securities of the Issuer, unless the Purchaser is offered a right of first refusal with respect to such sales.

Pursuant to the rights of first refusal set forth in the Stockholders Agreement, (i) the Hunt Entities, at any time, have the right of first refusal with respect to the transfer by the Purchaser of any or all of its securities of the Issuer, and (ii) the Purchaser, during the twelve month period following the date thereof, has the right of first refusal with respect to the transfer, without the Purchaser’s prior approval, in excess of 10% of the Hunt Entities’ or the Ades Entities’ securities of the Issuer.

Pursuant to the tag along rights set forth in the Stockholders Agreement, if at any time prior to the first anniversary of the closing of the Purchase Agreement, any of the Hunt Entities or the Ades Entities propose to sell any of their respective securities of the Issuer through a private sale, then, with certain exceptions, the Purchaser has the right to include in such sale the same pro rata percentage of its securities of the Issuer as the Hunt Entities or the Ades Entities, as the case may be, propose to sell.

In the Stockholders Agreement, (i) the Hunt Entities and the Ades Entities agreed to consent in writing and vote all of their respective securities of the Issuer for the purpose of approving the Amended and Restated Articles of Incorporation of the Issuer (the “Restated Articles”), to be filed with the Secretary of State of the State of California in connection with the transactions contemplated by the Purchase Agreement, and (ii) the

CUSIP No. 460918 10 5	Schedule 13D	Page 6 of 6 Pages

Purchaser, being the holder of all of the issued and outstanding shares of the Series A Preferred Stock of the Issuer, approved and authorized the Restated Articles.

The Stockholders Agreement will become effective only upon the Escrow Agent’s release of $1,600,000 to the Issuer at the Second Closing and it terminates upon the occurrence of certain events. A copy of the Stockholders Agreement is attached hereto as an exhibit and is hereby incorporated herein.

Reporting Persons disclaim beneficial ownership of any securities held by Mr. Ades, the Ades Trust and the Purchaser.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.4	Stockholders Agreement, dated as of January 8, 2002, by and among Intervisual Books, Inc., Waldo H. Hunt, The Hunt Family Trust, Steven D. Ades, The Steven Ades and Laurie Levit Revocable Family Trust and Intervisual Partners, LLC.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2002	/s/ Waldo H. Hunt
Waldo H. Hunt, Individually and as Trustee of The Hunt Family Trust UTA May 30, 1980

/s/ Patricia E. Hunt
Patricia E. Hunt, Individually and as Trustee of The Hunt Family Trust UTA May 30, 1980